Exhibit

Exhibit Description

99.1	Announcement on 2016/03/16: Important Resolutions from 13th term 5th Board Meeting

99.2	Announcement on 2016/03/16: Board Meeting Resolution on the distributable compensation for employees and directors of 2015

99.3	Announcement on 2016/03/16: Board Meeting Resolution on Dividend Distribution

99.4	Announcement on 2016/03/16: Termination of private equity offering which was approved by 2015 shareholders’ meeting

99.5	Announcement on 2016/03/16: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.6	Announcement on 2016/03/16: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

99.7	Announcement on 2016/03/16: UMC’s donation to UMC Science and Culture Foundation

99.8	Announcement on 2016/03/16: UMC’s investment on Wise Road Investment Management Company

Exhibit 99.1

Important Resolutions from 13th term 5th Board Meeting

1. Date of occurrence of the event: 2016/03/16
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2015 Business Report and Financial Statements.

The Company’s consolidated revenue for 2015 was NT$144,830 million and net income attributable to the stockholders of the parent was NT$13,449 million, with EPS of NT$1.08.

(2) Approved the 2015 distributable compensation for employees and directors.

(3) Approved Dividend Distribution.(approximately NT$0.55 per share)

(4)	Approved this round’s capital budget execution of NTD 26,253 million towards capacity deployment.

(5)	Approved termination of the issuance plan for private placement, which was approved at 2015 Annual General Meeting.

(6)	Approved the proposal for private placement based on future operation needs and will propose at the 2016 Annual General Meeting for discussion.

(7)	The 2016 Annual General Meeting will be held at 9:00 AM on Tuesday, June 7, 2016 at UMC’s Fab8S Conference Hall, located at No. 16, Creation Rd. 1, Hsinchu Science Park.

(8) Approved UMC’s donation of NTD$11 million, to UMC Science and Culture Foundation.

(9) Approved the investment of Wise Road Investment Management Company.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.2

Board Meeting Resolution on the distributable compensation for employees and directors

1. Date of occurrence of the event: 2016/03/16
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

In accordance with the Order Financial-Supervisory-Securities-Auditing-1050001900 of the Financial Supervisory Commission.

8. Countermeasures: None

9.	Any other matters that need to be specified: The board of directors approves the distributable compensation for employees and directors of 2015.

(1) Employees’ compensation: NT$1,131,179,803

(2) Directors’ compensation: NT$12,085,902

(3) The above amount will be distributed through cash.

There is no difference between the 2015 recognized expense amounts decided by the board of directors.

Exhibit 99.3

Board Meeting Resolution on Dividend Distribution

1. Date of the board of directors resolution: 2016/03/16
2. Appropriations of earnings in cash dividends to shareholders (NT$    per share):0.55
3. Cash distributed from legal reserve and capital surplus to shareholders (NT$    per share):0
4. Total amount of cash distributed to shareholders (NT$):6,906,973,103
5. Appropriations of earnings in stock dividends to shareholders (NT$    per share):0
6. Stock distributed from legal reserve and capital surplus to shareholders (NT$    per share):0
7. Total amount of stock distributed to shareholders (shares):0
8. Any other matters that need to be specified: None

Exhibit 99.4

Announcing termination of private equity offering which was approved by 2015 shareholders’ meeting

1. Date of the board of directors resolution for the change: 2016/03/16
2. Dates of effective registration of the original plan: 2015/06/09
3. Reason for the change:

(1)The Company’s 2015 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,272,520,779 shares)

(2)According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3)The approval will expire on 2016/06/08. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4.	Content of each and every successive past changed plan for raising of funds before and after change: Not applicable

5. Anticipated timetable for execution: Not applicable
6. Anticipated completion date: Not applicable
7. Anticipated possible benefits: Not applicable
8. Difference with original anticipated benefits: Not applicable
9. Effect of the current change on shareholder equity: Not applicable
10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable
11. Any other matters that need to be specified: None

Exhibit 99.5

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors resolution: 2016/03/16

2. Types of the private placement: common shares, ADR/GDR, or CB/ECB

3. Buyers of the private placement and their relationships with the company:

Strategic investors; None

4. Number of shares or bonds privately placed: No more than 1,275,813,291 shares

5. Total monetary amount of the private placement: No more than 1,275,813,291 shares

6. The pricing basis of private placement and its reasonableness:

The price determination shall also follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7.	Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.

8.	Reasons for conducting non-public offerings: Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement. So the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent Board of Directors: None

10. Date of pricing: To be determined by the Board after authorization from AGM.

11.	Recommended price: The price of privately placed common shares shall be set by no less than the reference price. The reference price shall be the higher of the following two calculations:

(a)	The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction.

(b)	The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction. The issuance price of convertible corporate bonds shall be set by no less than theoretical price. The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance. The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12.	Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.

13.	Rights and obligations of the new private placement shares: Besides the transfer limitation ruled by Article 43-8, , Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.

16.	Possible influence of change in shareholding, if conversion or subscription rights are fully attached: NA

17. Countermeasures of the aforesaid estimate change in shareholding: N/A

18.	Any other matters that need to be specified: The issuance plan for this private placement for either common shares, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any. To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.6

UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors resolution: 2016/03/16
2. Date for convening the shareholders’ meeting: 2016/06/07
3. Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)
4. Cause or subjects for convening the meeting:

1) Discussion item (I)

1. To amend the Company’s Articles of Incorporation

2) Status Reports

1. 2015 business report

2. Audit committee’s report of 2015 audited financial report

3. 2015 distributable compensation for employees and directors

4. The status of private placement

5. The issuance of the corporate bonds

6. The 16th treasury stock repurchase program execution

3) Approval Items

1. The Company’s 2015 business report and financial statement

2. The Company’s 2015 earnings distribution.

4) Discussion item (II)

1.	To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including secured or unsecured corporate bonds, no more than 10% of registered capital

5. Book closure starting date: 2016/04/09
6. Book closure ending date: 2016/06/07
7. Any other matters that need to be specified: None

Exhibit 99.7

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2016/03/16
2. The reason for the donation: For the promotion of culture education
3. The total amount of the donation: NT$11 million
4. Counterparty to the donation: UMC Science and Culture Foundation
5. Relationship to the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None
7. Contents of the objection or reservation: None
8. Any other matters that need to be specified: None

Exhibit 99.8

UMC’s investment on Wise Road Investment Management Company

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Private equity of Wise Road Investment Management Company

2. Date of occurrence of the event: 2016/03/16

3.	Volume, unit price, and total monetary amount of the transaction: total amount: No more than US$ 50,000,000; (approximately NTD1,643,000,000)

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Wise Road Investment Management Company; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the contract to be signed.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Reference for the decision on price: In accordance with the contract to be signed

The decision-making department: Board of Directors

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Total Amount: No more than US$50,000,000

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 31.15%;

Ratio of shareholder’s equity: 41.96%;

The operational capital as shown in the most recent financial statement: $30,476,116,000 NTD.

13. Broker and broker’s fee: N/A
14. Concrete purpose or use of the acquisition or disposal: Long term investment
15. Net worth per share of the underlying securities acquired or disposed of: None
16. Do the directors have any objection to the present transaction? : No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18. Any other matters that need to be specified: None